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                                                                    Exhibit 23.1

            Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Liberty Media Corporation:


       We consent to the use of our report, dated March 26, 2004, with respect to the combined balance sheets of LMC International (a combination of certain assets and businesses owned by Liberty Media Corporation) as of December 31, 2003 and 2002, and the related combined statements of operations and comprehensive earnings (loss), parent's investment, and cash flows for each of the years in the three-year period ended December 31, 2003 included herein and to the reference to our firm under the heading "Experts" in the registration statement.

       Our report refers to a change in the Company's method of accounting for goodwill and other intangible assets in 2002.

KPMG LLP

Denver, Colorado

July 16, 2004